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                                April 9, 2024

       Greg Moran
       Chief Executive Officer
       Zoomcar Holdings, Inc.
       Anjaneya Techno Park, No.147, 1st Floor
       Kodihalli, Bangalore, India 560008

                                                        Re: Zoomcar Holdings,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 19,
2024
                                                            File No. 333-276859

       Dear Greg Moran:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed March 19,
2024

       General

   1. Please amend your filing to add pro forma income statements for the year ended March
                                                        31, 2023 and the nine
months ended December 31, 2023 as if the merger took place at the beginning of the latest
fiscal year (March 31, 2022). In this regard, we note the
                                                        consolidated entity   s
interim income statement only reflects the operations of
                                                        Innovative's results
for the last three days of the period. For reference, please refer to Rule
                                                        11-02(c)(2)(i) of
Regulation S-X.
 Greg Moran
FirstName   LastNameGreg
Zoomcar Holdings,   Inc. Moran
Comapany
April       NameZoomcar Holdings, Inc.
       9, 2024
April 29, 2024 Page 2
Page
FirstName LastName
       Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services